UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
             ------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    741929103
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 1997
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 24 Pages

                                                              Page 2 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. |_|
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,406,283
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,406,283

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,406,283

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                    7.52%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,406,283
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,406,283

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,406,283

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                    7.52%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,406,283
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,406,283

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,406,283

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                    7.52%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,406,283
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,406,283

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,406,283

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    7.52%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,250,052
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,250,052

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,250,052

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.68%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  1,406,283
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            1,406,283

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,406,283

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    7.52%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C PHOENIX HOLDINGS, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                  a.  [_]
                                                  b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 843,769
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   843,769
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            843,769

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.60%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  843,769
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            843,769

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            843,769

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.60%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  843,769
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            843,769

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            843,769

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    4.60%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  383,103
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   383,103
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            383,103

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.12%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  175,785
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   175,785
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            175,785

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    0.99%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  558,888
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   558,888
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            558,888

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    3.08%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 14 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  558,888
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   558,888
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            558,888

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    3.08%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 15 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 741929103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DR. PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [_]
                                                  b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  558,888
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,250,052
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   558,888
    With
                           10       Shared Dispositive Power
                                            2,250,052

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,808,940

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    14.32%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 16 of 24 Pages

               This Amendment No. 2 on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Primus Telecommunications Group, Incorporated (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated as of January 1, 1997 and Amendment No. 1 thereto dated June 11, 1997 (collectively, the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that all warrants to purchase Shares held for the accounts of certain of the Reporting Persons have been exercised. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

ITEM 2.        IDENTITY AND BACKGROUND.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Quantum Industrial Partners LDC ("QIP");

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  Soros Fund Management LLC ("SFM LLC");

          v)   George Soros ("Mr. Soros");

          vi)  Stanley F. Druckenmiller ("Mr. Druckenmiller");

          vii) S-C Phoenix Holdings, L.L.C. ("Phoenix Holdings");

          viii) Winston Partners, L.P. ("Winston L.P.");

          ix)  Chatterjee Fund Management, L.P. ("CFM");

          x)   Winston Partners II LDC ("Winston LDC");

          xi)  Winston Partners II LLC ("Winston LLC");

          xii) Chatterjee Advisors LLC ("Chatterjee Advisors");

          xiii) Chatterjee Management Company ("Chatterjee Management"); and

          xiv) Dr. Purnendu Chatterjee ("Dr. Chatterjee").


Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference.

                                                             Page 17 of 24 Pages

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               QIP expended approximately $735,937 of its working capital to exercise all of the warrants held for its account. Phoenix Holdings expended approximately $441,559 of its working capital to exercise all of the warrants held for its account. Winston LDC expended approximately $202,383 of its working capital to exercise all of the warrants held for its account. Winston LLC expended approximately $91,995 of its working capital to exercise all of the warrants held for its account.

               The Shares held for the accounts of QIP, Phoenix Holdings, Winston LDC and Winston LLC may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.


               (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 1,406,283 Shares held for the account of QIP (approximately 7.52% of the total number of Shares outstanding). This number consists of (A) 483,000 Shares held for the account of QIP, (B) 169,050 Shares issued upon exercise of 169,050 $.01 warrants, (C) 144,900 Shares issued pursuant to the Warrant B Fixed Share Amount and (D) 609,333 Shares issued pursuant to the QIP Market Price Shares.

                    (ii) Mr. Soros may be deemed the beneficial owner of 2,250,052 Shares (approximately 11.68% of the total number of Shares outstanding. This number consists of (A) 289,800 Shares held for the account of Phoenix Holdings, (B) 101,430 Shares issued upon the exercise of 101,430 $0.01 warrants held for the account of Phoenix Holdings, (C) 86,939 Shares issued pursuant to Phoenix Holdings' Warrant B Fixed Share Amount, (D) 365,600 Shares issued pursuant to the Phoenix Holdings Market Price Shares and (E) the 1,406,283 Shares held for the account of QIP.

                    (iii)Each of Phoenix Holdings, Winston L.P. and CFM may be deemed the beneficial owner of the 843,769 Shares held for the account of Phoenix Holdings (approximately 4.60% of the total number of Shares outstanding). This number consists of (A) 289,800 Shares held for the account of Phoenix Holdings, (B) 101,430 Shares issued upon exercise of the 101,430 $.01 warrants held for the account of Phoenix Holdings, (C) 86,939 Shares issued pursuant to the Warrant B Fixed Share Amount and (D) 365,600 Shares issued pursuant to the Phoenix Holdings Market Price Shares.

                    (iv) Winston LDC may be deemed the beneficial owner of 383,103 Shares (approximately 2.12% of the total number of Shares outstanding). This number consists of (A) 132,824 Shares held for its account, (B) 46,489 Shares issued upon exercise of the 46,489 $.01 warrants held for its account,
(C) 36,224 Shares issued pursuant to the Warrant B Fixed Share Amount and (D) 167,566 Shares issued pursuant to the Winston LDC Market Price Shares.

                    (v) Winston LLC may be deemed the beneficial owner of 175,785 Shares (approximately 0.99% of the total number of Shares outstanding). This number consists of (A) 60,375 Shares held for its account, (B) 21,131

                                                             Page 18 of 24 Pages

Shares  issued upon  exercise of the 21,131 $.01  warrants held for its account,
(C) 18,112 Shares issued pursuant to the Warrant B Fixed Share Amount and (D) 76,167 Shares issued pursuant to the Winston LLC Market Price Shares.

                    (vi) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 558,888 Shares (approximately 3.08% of the total number of Shares outstanding). This number consists of (A) 383,103 Shares held for the account of Winston LDC and (B) 175,785 Shares held for the account of Winston LLC.

                    (vii)Dr.  Chatterjee may be deemed the  beneficial  owner of
2,808,940   Shares   (approximately   14.32%  of  the  total  number  of  Shares
outstanding).  This  number  consists  of (A) 558,888  Shares  which  Chatterjee
Management and Chatterjee Advisors may be deemed to own beneficially, (B) 843,769 Shares which Phoenix Holdings, CFM and Winston L.P. may be deemed to own beneficially and (C) 1,406,283 Shares which QIP may be deemed to own beneficially.

               (b) (i) Each of QIP, QIHMI (pursuant to QIP's constituent documents), QIH Management (by virtue of its position as sole general partner of QIHMI), SFM LLC (by virtue of the QIP contract), Mr. Soros (as a result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM
LLC) and Dr. Chatterjee (as a result of his position as a sub-advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the Shares held for the account of QIP.

                    (ii) Phoenix Holdings may be deemed to have the sole power to vote and dispose of the Shares held for its account. Mr. Soros and Winston L.P. (in their capacity as managing members of Phoenix Holdings) may be deemed to have shared power to direct the voting and disposition of such Shares. CFM (in its capacity as sole general partner of Winston L.P.) and Dr. Chatterjee (in his capacity as sole general partner of CFM) may be deemed to have the shared power to direct the voting and disposition of such Shares.

                    (iii)Each of Winston LDC, Chatterjee Advisors (in its capacity as manager of Winston LDC), Chatterjee Management (in its capacity as investment advisor to Winston LDC) and Dr. Chatterjee (in his capacity as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of Winston LDC.

                    (iv) Each of Winston LLC, Chatterjee Advisors (in its capacity as manager of Winston LLC), Chatterjee Management (in its capacity as investment advisor to Winston LLC) and Dr. Chatterjee (in his capacity as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of Winston LLC.

               (c) Except as set forth in Item 3, which is incorporated herein by reference, there have been no transactions effected with respect to the Shares since August 8, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                                                             Page 19 of 24 Pages

                    (ii) The members of Phoenix Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held for the account of Phoenix Holdings in accordance with their ownership interests in Phoenix Holdings.

                    (iii)The shareholders of Winston LDC, including Winston Offshore, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                    (iv) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

               (e) Not applicable.

               Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of Phoenix Holdings and QIP. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares not held directly for the accounts Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares not held directly for its account. Winston LLC expressly disclaims beneficial ownership of any Shares not held directly for its account. Each of Winston L.P., CFM and Phoenix Holdings expressly disclaims beneficial ownership of any Shares not held directly for the account of Phoenix Holdings.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               A. Power of Attorney, dated January 1, 1997, granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

               B. Power of Attorney, dated January 1, 1997, granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               C. Joint Filing Agreement, dated as of January 1, 1997, by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller, Phoenix Holdings, Winston L.P., CFM, Winston LDC, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

               D. Power of Attorney, dated May 23, 1996, granted by QIP in favor of Mr. Gary Gladstein and Mr. Sean Warren and Mr. Michael Neus (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

               E. Power of Attorney, dated May 31, 1995, granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz (filed as Exhibit E to the Initial Statement and incorporated herein by reference).

               F. Power of Attorney, dated October 25, 1996, granted by Winston LDC in favor of Mr. Peter Hurwitz (filed as Exhibit F to the Initial Statement and incorporated herein by reference).

                                                             Page 20 of 24 Pages


               G. Securities Purchase Agreement dated July 31, 1996 among the Issuer, QIP, Phoenix Holdings, Winston LDC and Winston LLC (filed as Exhibit
10.15 to Amendment No. 2 to the Issuer's Form S-1 (Registration No. 333-10975) and incorporated herein by reference).

               H. Securityholders Agreement dated July 31, 1996 by and among the Issuer, K. Paul Singh, QIP, Phoenix Holdings, Winston LDC and Winston LLC (filed as Exhibit 10.10 to the Issuer's Form S-1 Registration No. 333-10875) and incorporated herein by reference).

               I. Registration Rights Agreement dated July 31, 1996 by and among the Issuer, QIP, Phoenix Holdings, Winston LDC and Winston LLC (filed as Exhibit
10.11 to the Issuer's Form S-1 (Registration No. 333-10875) and incorporated herein by reference).

               J. Form of the Common Stock Purchase Warrant issued to QIP (filed as Exhibit J to the Initial Statement and incorporated herein by reference).

               K. Form of the Common Stock Purchase Warrant issued to Phoenix Holdings (filed as Exhibit K to the Initial Statement and incorporated herein by reference).

               L. Form of the Common Stock Purchase Warrant issued to Winston LLC (filed as Exhibit L to the Initial Statement and incorporated herein by reference).

               M. Form of the Common Stock Purchase Warrant issued to Winston LDC (filed as Exhibit M to the Initial Statement and incorporated herein by reference).

                                                             Page 21 of 24 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October __, 1997                 QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its Sole General Partner

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 22 of 24 Pages

                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        S-C PHOENIX HOLDINGS, LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Authorized Person


                                         WINSTON PARTNERS, L.P.

                                         By: Chatterjee Fund Management, L.P.,
                                             its General Partner

                                             By:  Purnendu Chatterjee,
                                                  its General Partner

                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

                                                             Page 23 of 24 Pages


                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


                                        WINSTON PARTNERS II LDC

                                         By:  /S/ PETER HURWITZ
                                              ---------------------------------
                                              Peter Hurwitz
                                              Attorney-in-Fact


                                        WINSTON PARTNERS II LLC

                                        By:  Chatterjee Advisors LLC,
                                             its Manager

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Manager


                                        CHATTERJEE ADVISORS LLC

                                         By:  /S/ PETER HURWITZ
                                              ---------------------------------
                                              Peter Hurwitz
                                              Manager


                                         CHATTERJEE MANAGEMENT COMPANY

                                         By:  /S/ PETER HURWITZ
                                              ---------------------------------
                                              Peter Hurwitz
                                              Vice President


                                         PURNENDU CHATTERJEE

                                         By:  /S/ PETER HURWITZ
                                              ---------------------------------
                                              Peter Hurwitz
                                              Attorney-in-Fact

                                                             Page 24 of 24 Pages

                                     ANNEX A

               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                              Scott K. H. Bessent
                              Walter Burlock
                              Brian J. Corvese
                              Jeffrey L. Feinberg
                              Arminio Fraga
                              David Gerstenhaber
                              Gary Gladstein
                              Ron Hiram
                              Robert K. Jermain
                              David N. Kowitz
                              Alexander C. McAree
                              Paul McNulty
                              Gabriel S. Nechamkin
                              Steven Okin
                              Dale Precoda
                              Lief D. Rosenblatt
                              Mark D. Sonnino
                              Filiberto H. Verticelli
                              Sean C. Warren
                              John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) None of the above persons hold any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.